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Davis Polk & Wardwell LLP	北京市朝阳区建国门外大街1号	86 10 8567 5000 tel
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Beijing 100004

November 1, 2019

Re:	36Kr Holdings Inc. (CIK No. 0001779476)
Registration Statement on Form F-1
File No. 333-234006

Confidential

Ladies and Gentlemen:

On behalf of our client, 36Kr Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its of the Company’s registration statement on Form F-1 (File No. 333-234006), confidentially submitted on June 28, 2019, as amended on August 14, 2019 and September 6, 2019, and publicly filed on September 30, 2019, as amended on October 28, 2019 (the “Registration Statement”). The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. Subject to the market conditions and the Staff’s comments, the Company plans to request that the Staff declare the effectiveness of the Registration Statement in early November 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

The Company respectfully advises the Staff that the fair value of the underlying shares of the share option of the 2019 share incentive plan granted on September 7, 2019 is determined to be US$0.54 per ordinary share of the Company based on the valuation performed by an independent valuation firm using the discounted cash flow approach, while the price range will be between US$0.58 to US$0.70 per share, or US$14.50 to US$17.50 per ADS (the “Price Range”) for the initial public offering (the “IPO”) of the ordinary shares of the Company, resulting in a midpoint of the Price Range of US$0.64 per share or US$16.00 per ADS (the “Midpoint Price”), as disclosed on the cover page of the Company’s most recent Registration Statement filed on October 28, 2019. The difference between the Midpoint Price and the fair value of the underlying shares of the share option is US$0.1 per share, representing that the fair value per ordinary share of the Company has increased approximately 18.52% since September 7, 2019. Moreover, if one compares the fair value per ordinary share on September 7, 2019 to the low end of the Price Range, which is US$0.58 per ordinary share, the value increase is only US$0.04 per share or approximately 7%.

As is typical for IPOs, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions between the Company and the underwriters. Among the factors that the parties considered in setting the Price Range were the following: (a) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; (b) the Company’s financial condition and prospects; (c) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (d) recent performance of IPOs of companies in the same sector; (e) business developments impacting the Company; and (f) input received from the lead underwriters, including discussions that took place with senior management of the Company and the Company’s Board of Directors.

As mentioned above, the fair value of the underlying shares of the share option of the 2019 share incentive plan granted on September 7, 2019 is determined based on the valuation performed by an independent valuation firm using the discounted cash flow approach pursuant to the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”). Paragraph 10.04 of the Guide provides that: “The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

In addition, the increase in the fair value per ordinary share of the Company is primarily attributable to the following factors:

•                  Substantially enhanced liquidity and marketability of the ordinary shares. The discount for lack of marketability decreased from 9% as of September 7, 2019 to 0.0% upon completion of this offering. The historical valuations of the ordinary shares reflected the illiquidity of the ordinary shares on the relevant grant dates, and the uncertainty of the IPO. The Midpoint Price assumes a successful IPO in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The Midpoint Price further does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at different valuations or that the Company may continue as a private, stand-alone entity.

•                  Increased probability of an IPO and conversion of preferred shares. As the Company progressed further towards this offering, the Company increased its estimated probability of a successful IPO from 90% as of September 7, 2019 to 100% assuming completion of IPO. The holders of the Company’s convertible redeemable preferred shares currently enjoy substantial economic rights and preferences over the holders of ordinary shares. The Price Range assumes the conversion of the Company’s convertible preferred shares upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of convertible preferred shares will result in an increased ordinary share valuation.

•                  Substantially enhanced financial resources upon the closing of series D convertible redeemable preferred share financing amounted to US$24 million with an issuance price of US$0.60 per share in late September as well as the proceeds from the IPO. Given the proximity to the completion of the IPO, the Price Range assumes a successful offering. A successful offering will provide the Company with (i) proceeds that substantially strengthen the Company’s financial position as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) higher brand value to attract new customers as a publicly listed company. These factors have been reflected in the valuation implied by the Price Range.

Therefore, the Company believes that the difference between the fair value of the underlying shares of the share option of the 2019 share incentive plan as of September 7 and the Price Range disclosed in the latest F-1 is reasonable.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Jihong Liang at +86 136-1122-3950 (liangjihong@36kr.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Dagang Feng, Chief Executive Officer
Ms. Jihong Liang, Chief Financial Officer
36Kr Holdings Inc.

Mr. Chris Lin
Simpson Thacher & Bartlett LLP